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ACUNETX


February 28, 2007

Cecilia D. Blye, Chief
Office of Global Security Risk
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

RE:      Response to February 21, 2007 Letter (via facsimile)
         File No. 0-27857

Dear Ms. Blye:

         In response to your above referenced letter, we are pleased to provide the following requested information:

     1. AcuNetx, Inc., formerly Eye Dynamics, Inc. (the "Company") made three sales in Iran during the time period of 2002-2004. These were FDA-approved medical systems that were approved for sale to clinics and hospitals in Iran under License Nos. IA-4886 and IA-19819 issued by the U.S. Department of the Treasury. These sales were made through an Iranian distributor. As the sales were backed by irrevocable letters of credit, there were no material investment risks to our shareholders. There have been no sales since 2004, we are not currently marketing in Iran, and no marketing activity with Iran is planned in the future. There is no military use for these medical devices.

     2. The average selling price of the systems in question was approx. $35,000 each, which represented approximately 1% of the company's revenue at the time. We do not believe that the sale of these medical products affected the company's reputation or share value.

     3.   We do not have contacts with Cuba, North Korea, Sudan or Syria.

         We confirm that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Ronald Waldorf
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Ronald Waldorf, CEO

                 2301 W. 205TH STREET, #102, TORRANCE, CA 90501
                     PHONE: 310-328-0477 O FAX: 310-328-0697
                                 WWW.ACUNETX.COM